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                            July 21, 2020

       Lawrence Angelilli
       Chief Financial Officer
       MoneyGram International Inc
       2828 N. Harwood St., 15th Floor
       Dallas, Texas 75201

                                                        Re: MoneyGram
International Inc
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Response dated May
29, 2020
                                                            File No. 1-31950

       Dear Mr. Angelilli:

              We have reviewed your May 29, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 18, 2020 letter.

       Response dated May 29, 2020

       EBITDA, Adjusted EBITDA, Adjusted Free Cash Flow and Constant Currency, page 35

   1. We reviewed your response to comment 1. Please tell us your consideration of the guidance in Question
100.01 of the Non-GAAP Compliance and Disclosure
                                                        Interpretations related
to your presentation of Adjusted EBITDA and Adjusted Free Cash
                                                        Flow and the exclusion
of normal, recurring, cash operating expenses necessary to operate your business from the
non-GAAP measures.
       Note 18 - Related Parties, page F-44

   2. We note your response to comment 4 and the additional details you provided on a conference call on July
9, 2020. Please address the following items:
                                                            Further explain
your analysis of the commercial agreement and if and how you
 Lawrence Angelilli
MoneyGram International Inc
July 21, 2020
Page 2
              considered whether the commercial agreement should be combined with the SPA and treated as a multiple element arrangement. Alternatively, tell us if the commercial agreement and SPA were accounted for separately.
                If applicable, please tell us what authoritative accounting guidance you applied (or applied by analogy) when determining the appropriate method to separate and allocate the total consideration received under the SPA and commercial agreement.
              Please explain any alternative views you considered when applying the authoritative guidance.
                If you did not believe determining the fair value of the commercial agreement was relevant or necessary to your accounting conclusion, please explain the basis for that determination.
                If you were to have determined that the consideration paid under the SPA was in excess of the fair value of the equity instruments issued to Ripple, tell us how you would have allocated that excess consideration. To the extent the excess would be allocated to the commercial agreement, please tell us how the amount would be recognized.



       You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameLawrence Angelilli                           Sincerely,
Comapany NameMoneyGram International Inc
                                                               Division of
Corporation Finance
July 21, 2020 Page 2                                           Office of Trade
& Services
FirstName LastName